Mail Stop 3561

September 14, 2007

Viola J. Heitz
Chief Executive Officer
Southern Bella, Inc.
1006 Delaware Avenue
Lexington, Kentucky 40505-0464

> **Re: Southern Bella, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed September 5, 2007**
> **File No. 333-142516**

Dear Ms. Heitz:

We have reviewed your responses to the comments in our letter dated August 1, 2007 and have the following additional comments.

Risk Factors, page 4

Because our management decisions are made by Viola J. Heitz…….., page 4

1.   We note your disclosure that you have a consulting agreement with Harriet Dupree Bradley that continues on a month to month basis until terminated by both parties. Please reconcile to the disclosure on page 2, which states that you have entered into a consulting agreement with Harriet Dupree Bradley for a term commencing on October 1, 2007 and continuing through June 30, 2008, and revise as necessary.

Management's Discussion and Analysis, page 24

Overview, page 24

2.   Your overview discussion should be for the same periods presented in your financial statements. Please revise your discussion to provide an overview as of June 30, 2007. In this regard, it does not appear that sales increased by over 50% as of June 30, 2007 compared to the same period of the prior year.

Analysis of Financial Condition and Results of Operations, page 27

3.   Please provide a discussion of the of the results of operations for the six month period ended June 30, 2007 compared with the six month period ended June 30, 2006. As it is not appropriate under GAAP to combine predecessor with successor financial information because of the change in basis of accounting, we believe using pro forma information for the six months ended June 30, 2007 giving the impact to the acquisition of Dupree as of January 1, 2007 is appropriate in discussing the results of operations for the six month period ended June 30, 2007.

Presentation of Financial Statements and Other Financial Information

4.   Refer to prior comment 26 of our letter dated May 29, 2007. Label all financial statements of Dupree as predecessor. In this regard, we note that fiscal 2005 and 2006 financial statements are not labeled predecessor. Please revise accordingly.

Note 9: Acquisition of Dupree Catering, Inc., page 48

Note 9: Subsequent Events, page 63

5.   In the notes to both the interim and annual financial statements, please provide pro forma statement of operations data assuming the acquisition was consummated at January 1, 2006. In this regard, the pro forma data should give impact to the amortization of the customer list intangible asset recognized in recording this acquisition based on its three year estimated useful life. Please refer to the guidance in paragraphs 54-55 of SFAS 141 for the disclosures in the notes, thereto.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3308 or Joseph Foti at (202) 551-3816 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 if you have any other questions.

Sincerely,

Michael Fay
Branch Chief

cc: Via Facsimile (304) 343-3058
        Edward McDevitt